Mobile Game “Million Arthur” Becomes Top 3 Among Top Grossing Apps on Apple’s App Store in China within 8 Hours

HONG KONG, July 18, 2013 — Shanda Games Limited (NASDAQ: GAME, “Shanda Games”), a leading online game developer, operator and publisher in China, announced today that the iOS version of Million Arthur, a mobile game publishded by Shanda Games’ subsidiary Actoz Soft (KOSDAQ: 052790.KQ, “Actoz”), has become the 3rd Top Grossing App across all categories on Apple’s App Store in China following its official open beta test launch on July 18, 2013.

“We are delighted with overwhelmingly enthusiastic response this game has received from gamers in China. Through our extensive marketing effort and the strength of our operating plaform, we were able to reach our target audience of advanced casual gamers, students, and young professionals. We launched Million Arthur at 10:30 am this morning and within 8 hours the game became the 3rd Top Grossing App and is likely to continue to ascend before the day is over. First-day daily active users (DAU) for China have exceeded Million Arthur’s combined DAUs following its first day in Japan, Korea, and Taiwan,” commented Mr. Tunghai Chien, President of Shanda Games.

“With a strong portfolio of games in the pipeline, we will continue to explore new opportunities in China’s burgeoning mobile games market through in-house development, licensing, investment and partnerships. We expect to publish these new titles in China as well as abroad in the near future.”

Actoz shares closed at a record high on the Korean Stock Exchange.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the future performance of Million Arthur and the launch schedule of other mobile games represent only the Company's current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company's actual results to be materially different from expectations include but are not limited to the risk that there are delays in the launch of, or the Company is unable to launch other mobile games as expected, and Million Arthur and other mobile games fail to meet the expectations of end users, as well as the risks set forth in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (Nasdaq: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and advanced casual games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Million Arthur is an online mobile card game developed by Square Enix, a leading game developer in Japan. Based on the folklore surrounding King Arthur, gamers must recruit knights and collect resources on a quest as they fight against other players and in-game characters. A freemium version of the game is available for download and employs an item-based revenue model.

About Actoz

Actoz Soft Co., Ltd. (Kosdaq: 052790.KQ) is a leading developer, operator and publisher of online games. Actoz holds co-copyrights to several of the leading online games in China, including Mir II and Mir III. Actoz has also licensed online games to other markets, including Europe, Japan, India, Thailand, Singapore, Malaysia and Taiwan. In addition, Actoz develops online games and operates certain online games in its home market of Korea. For more information about Actoz, please visit http://www.actoz.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5826-4939 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com